August 8, 2008

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attn: Larry Spirgel

Re:	Preliminary Proxy Statement on Schedule 14A Filed August 1, 2008 File No. 0-52166

Dear Mr. Spirgel:

On behalf of Fortissimo Acquisition Corp. (the “Company”), set forth below is the Company’s response to comments regarding the Preliminary Proxy Statement referenced above (the “Preliminary Proxy”) contained in the letter dated August 6, 2008 (the “Letter”) from Larry Spirgel of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Yuval Cohen, the Company’s Chairman and Chief Executive Officer. The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The response is keyed to the numbering of the comment and the heading used in the Letter.

On behalf of the Company, we advise you as follows:

Securities and Exchange Commission
August 8, 2008

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 21

Audited Consolidated and Combined Financial Statements - Psyop, Inc. and Affiliates

1.
We note your response to prior comment seven. We note your statement that there were no material errors that were found pertaining to any prior periods. Tell us the procedures that were applied and your assessment of materiality in ascertaining that a restatement of prior periods was not required.

Response:
Based on the review of the 2007 combined and consolidated financial statements of Psyop, Inc. and affiliates by Psyop’s new Chief Financial Officer, all of the errors identified pertained to transactions exclusive to 2007. The adjustment to the property and equipment account pertained to the expansion of Psyop’s facilities and the build out of its infrastructure during 2007. The adjustments to the accrued expense accounts pertained to commission expenses and legal expenses pertaining to 2007 specific transactions and the adjustment related to the straight-lining of rent expense was due to Psyop entering into and extending office lease agreements in the second half of 2007. As each of the errors that resulted in the restatement of the 2007 financial statements were related to transactions exclusive to the year ended December 31, 2007, it was not deemed necessary to review the financial reporting for the December 31, 2006 year-end for any potential restatement.

* * * * * * * *

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the proxy statement;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the proxy statement; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 8, 2008

The Company respectfully requests the Staff’s prompt review of this Letter so that the Preliminary Proxy may be finalized. If you require additional information, please telephone the undersigned at (212) 937-7239.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

cc:  Marc S. Lesnick (Fortissimo Acquisition Corp.)
Justin Booth-Clibborn (Psyop, Inc.)
Noah Scooler, Esq. (Graubard Miller)